

Mail Stop 3030

May 18, 2017

Via E-mail
William L. Metzger
Senior Vice President and Chief Financial Officer
Brunswick Corporation
1 North Field Court
Lake Forest, Illinois 60045-4811

> **Re:** **Brunswick Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 17, 2017**
> **File No. 001-01043**

Dear Mr. Metzger:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

1.   We see from the table on page 76 that your effective tax rate is significantly impacted by income generated in lower tax jurisdictions. We also note the growing impact of non-U.S. income taxed at different rates on your effective tax rate disclosed in Note 12 to your financial statements. In future filings please revise this section to explain the impact of non-U.S. lower taxed jurisdictions on your effective tax rate, including a discussion of the primary taxing jurisdictions where your foreign earnings are derived, the location of tax holidays and the relevant statutory rates in those jurisdictions. Discuss any

uncertainties relating to the income tax rates or benefits you currently receive in those jurisdictions. Refer to Item 303(a)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Julie Sherman at (202) 551-3640, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery